FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* O'REILLY VINCENT M.	2. Issuer Name and Ticker or Trading Symbol The Neiman Marcus Group, Inc. (NMG.A and NMG.B)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
								Officer (give title below)	Other (specify below)

(Last) (First) (Middle) c/o The Neiman Marcus Group, Inc. 1618 Main Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year February 1, 2003				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Dallas Texas 75201								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock								800	D
Class B Common Stock								218	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units(1)	n/a	02-1-03	02-1-03	A		177		(1)	(1)	Class A Common Stock	177 (2)	$28.197	3,346	D

Explanation of Responses:

 (1)  Pursuant to The Neiman Marcus Group, Inc. Deferred Compensation Plan for Non-Employee Directors, non-employee directors of The Neiman Marcus Group, Inc. (the "Company") receive shares of Class A common stock equivalents as part of their directors' compensation ("Mandatory Deferred Units"), and are permitted to elect to receive shares of common stock equivalents in lieu of their cash compensation ("Elective Deferred Units"). The number and "price" of such units are determined quarterly and are calculated by dividing the amount of fees in each fiscal quarter by the average of the market price of the Company's Class A common stock during the last five trading days of such fiscal quarter. Settlement of these units is in cash.
(2)  Represents Mandatory Deferred Units.

		/s/ Vincent M. O'Reilly	February 4, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
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